Exhibit 99.1

#

Ayr Wellness’ Partner Wins Provisional Cultivation License in Connecticut

MIAMI & Hartford, CT, September 8, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that Connecticut Cultivation Solutions, an entity co-owned by Tiana Hercules Esq., a Hartford City Councilwoman, and Ayr, has been awarded a provisional Disproportionately Impacted Area (“DIA”) cultivator license in Connecticut.

Ayr has partnered with Attorney Hercules to bring its cultivation experience, knowledge and access to capital. The Company owns a minority stake in Connecticut Cultivation Solutions.

Connecticut Cultivation Solutions aims to serve Connecticut communities at large, particularly those negatively impacted by cannabis prohibition. Ayr and Attorney Hercules have already partnered on a handful of social justice and social equity projects throughout the state. The initiatives include support of the Bridge to Morehouse Program which creates a pathway for Hartford based community colleges to transfer seamlessly to the prestigious Atlanta HBCU, Morehouse College, and a partnership with UConn School of Law, NAACP, and Capital Community College to host a free expungement clinic.

“Ayr’s commitment to social justice and social equity initiatives and commitment to the areas where they operate made them the ideal partner to work with,” said Attorney Hercules. “While I previously explored other social equity license opportunities, it became clear once I met Ayr that this partnership would enable me to accomplish my social equity goals. The experience they bring to the table in cultivation and access to capital are crucial to operating in a competitive landscape. I look forward to working with Ayr to build out our cultivation operations and subsequent retail locations in conjunction with this license.”

“Having the opportunity to partner with someone like Tiana is one of the most rewarding parts of working in the cannabis space,” said Jonathan Sandelman, Founder and CEO of Ayr. “We’re grateful to be in a position to support her dream, while also expanding into a new state that seamlessly fits into our operating footprint. We look forward to working with Tiana as we build out the Connecticut footprint together.”

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

#

#

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. In particular, there can be no assurance that the provisional license award will be followed by a full license or when that might occur and on what terms or conditions. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com

#